Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queen’s Road Central, Central

Hong Kong

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

U.S.A.

China International Capital Corporation Hong Kong Securities Limited

29th Floor, One International Finance Centre

1 Harbour View Street, Central

Hong Kong

As representatives of the prospective underwriters

VIA EDGAR

February 5, 2021

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Kathleen Collins
Ms. Jan Woo
Ms. Joyce Sweeney
Mr. Jeff Kauten

Re:	Cloopen Group Holding Limited (the “Company”) (CIK No. 0001804583)
Registration Statement on Form F-1, as amended (File No. 333-252205)
Registration Statement on Form 8-A (File No. 001-40004)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time, on February 8, 2021, or as soon thereafter as is practicable.

1

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between February 3, 2021 and the date hereof, copies of the Company’s Preliminary Prospectus dated February 3, 2021 were distributed as follows: approximately 29,173 copies to prospective underwriters, institutional investors, dealers and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

2

Very truly yours,

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Dawei Huang
Name: Dawei Huang
Title: Managing Director

As representative of the prospective underwriters

[Signature Page to Acceleration Request]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Xinyu Liu
Name: Xinyu Liu
Title: Managing Director

As representative of the prospective underwriters

[Signature Page to Acceleration Request]

Very truly yours,

CHINA INTERNATIONAL CAPITAL CORPORATION HONG KONG SECURITIES LIMITED

By:	/s/ Xudong Yao
Name: Xudong Yao
Title: Managing Director

As representative of the prospective underwriters

[Signature Page to Acceleration Request]